SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit C

to Foreign Private Issuer

Section 303A Interim Written Affirmation

Gafisa S.A.

(“GFA”)

Members of the Audit Committee:

Jose Ecio Pereira da Costa Junior* (Chairman)

Odair Garcia Senra*

Francisco Vidal Luna*

(*) Denotes that the Audit Committee member is deemed to be independent.

José Écio Pereira da Costa Júnior. Mr. Pereira da Costa is a member of our board of directors and a partner at JEPereira Consultoria em Gestão de Negócios S/S Ltda., a consulting company. He also holds the following positions: member of the board of directors of Tenda and Princecampos Participações S.A., a public transportation company; alternate member of the board of directors and member of audit committee of Fibria S.A. and Votorantim Cimentos S.A.; member of the audit committee of  Votorantim Metais S.A. and Citrosuco S.A. He has also been an auditing partner of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., and in the past 5 years he has also been a member of BRMALLS S.A., a shopping mall management company. He holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a bachelor’s degree in accounting from Faculdade São Judas Tadeu.

 Odair Garcia Senra. Mr. Garcia Senra is currently the chairman of our board of directors. He started as an intern at former Gomes de Almeida Fernandes and occupied positions in the Company as construction engineer, general manager of construction, construction officer, and institutional relations officer. Currently he also holds the following positions: member of the board of directors of Tenda; member of the board of directors of Alphaville Urbanismo S.A.; Officer of SECOVI SP – Sindicato das Empresas de Compra, Venda, Locação e Administração de Imóveis Residenciais e Comerciais de São Paulo, union for the companies involved in buying, selling and administrating Real Estate in São Paulo; Vice President of SINDUSCON SP – Sindicato da Indústria da Construção Civil do Estado de São Paulo, union for the construction companies in São Paulo; member of the board of directors of Instituto Mauá de Tecnologia, appointed as a representative of SINDUSCON SP; member of the Consulting Counsel of FIABCI/Brasil – Federação Internacional das Profissões Imobiliárias; and Officer of BRIO Investimentos Imobiliários S.A., a Real Estate asset management company.

Francisco Vidal Luna. Mr. Luna is a member of our board of directors and the board of directors of Tenda. He currently is on the board of directors of several Municipal owned or related companies and foundations, such as Sabesp, Desenvolve São Paulo, Museu da Língua Portuguesa, Museu do Futebol, Fundação Faculdade de Medicina – FFM and he has been member of Board of Directors of several others such as SP Urbanismo, SP Obras, SP Tur, SP Trans, CET and Prodam. In the past 5 years, he has also held, among others, the following positions: member of board of officers of Banco Tokyo-Mitsubishi UFJ do Brasil and a member of management of other banks, such as Banco InterAmerican Express (former Banco SRL), Banco Nossa Caixa Desenvolvimento and Banco Nacional de Desenvolvimento Econômico – BNDES. Mr. Luna has an economics degree and post-graduate degree from the University of São Paulo.

José Écio Pereira da Costa Junior beneficially owns 2 shares of common stock of the Company.  Odair Garcia Senra beneficially owns 243,5051 shares of common stock of the Company.

1 Note to Gafisa: Please confirm. This was lifted from the 2015 20-F.

Other than any fees or compensation received in their role as directors of the Company, the members of the Company's Audit Committee are not entitled to, or party to, any direct or indirect consulting, advisory or other compensatory fee arrangement with the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(A).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 15, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer